                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ----------------

                               SCHEDULE 13G/A
                             (Amendment No. 2)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                              CyberCash, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                232462 10 1
                     ----------------------------------
                              (CUSIP Number)


                     RGC International Investors, LDC
                  c/o Rose Glen Capital Management, L.P.
                       3 Bala Plaza East, Suite 501
                            251 St. Asaphs Road
                           Bala Cynwyd, PA 19004
                          Attn: Gary S. Kaminsky
                              (610) 617-5900


                             December 31, 2000
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)


--------------------------

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                      13G
CUSIP NO. 232462 10 1                                         PAGE 2 OF 8 PAGES


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

           RGC International Investors, LDC

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With                        2,820,057
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    2,820,057
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,820,057
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A                                                       |_|
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON

           00
-------------------------------------------------------------------------------

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CUSIP NO. 232462 10 1                                         PAGE 3 OF 8 PAGES


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

           Rose Glen Capital Management, L.P.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With                        2,820,057
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    2,820,057
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,820,057
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A                                                      |_|
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

                                      13G
CUSIP NO. 232462 10 1                                         PAGE 4 OF 8 PAGES


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

           RGC General Partner Corp.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With                        2,820,057
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    2,820,057
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,820,057
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A                                                      |_|
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

                                      13G

CUSIP NO. 232462 10 1                                         PAGE 5 OF 8 PAGES

ITEM 1(a).    NAME OF ISSUER

              CyberCash, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              2100 Reston Parkway
              Reston, Virginia 20191

ITEM 2(a).    NAME OF PERSON FILING
ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).    CITIZENSHIP

              RGC International Investors, LDC ("RGC")
              c/o SEI Fund Resources International, Ltd.
              Styne House, Upper Hatch Street
              Dublin, Ireland 2
              Cayman Islands limited duration company

              Rose Glen Capital Management, L.P. ("Rose Glen")
              3 Bala Plaza East, Suite 501
              251 St. Asaphs Road
              Bala Cynwyd, Pennsylvania 19004
              Delaware limited partnership

              RGC General Partner Corp. ("Partner")
              3 Bala Plaza East, Suite 501
              251 St. Asaphs Road
              Bala Cynwyd, Pennsylvania 19004
              Delaware corporation

              RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES
              Common Stock, par value $.001 per share
              (the "Common Stock").

ITEM 2(e).    CUSIP NUMBER

              232462 10 1

                                      13G


CUSIP NO. 232462 10 1                                         PAGE 6  OF 8 PAGES


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON
              FILING IS A:    N/A

              IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX. /X/

ITEM 4.       OWNERSHIP.

              (a)    Amount beneficially owned:

                     2,820,057 shares of Common Stock (1)

              (b)    Percent of Class:

                     Approximately 9.9% as of the date of filing this statement. (Based on 25,943,027 shares of
                     Common Stock issued and outstanding as of
                     December 13, 2000.)  (1)

              (c)    Number of shares as to which such persons have:

                     (i)     Sole power to vote or to direct the vote:

                             0

                     (ii)    Shared power to vote or to direct the vote:

                             See Item 4(a) above.

                     (iii)   Sole power to dispose or to direct the
                             disposition of:

                             0

                     (iv) Shared power to dispose or to direct the disposition of:

                             See Item 4(a) above.

----------
(1) The beneficial ownership reported as of December 31, 2000 herein includes
(i) 277,662 shares of Common Stock held by RGC; (ii) 936,588 shares of Common Stock that RGC may acquire through the exercise of warrants issued in January 1999 (the "January Warrants"); (iii) 922,366 shares of Common Stock that RGC may acquire through the exercise of warrants issued in August and November of 1999 (the "August Warrants"); (iv) 2,278,106 shares of Common Stock that RGC became entitled to receive as of October 19, 2000 pursuant to certain make whole provisions of a Securities Purchase Agreement, dated as of August
19, 1999, and most recently amended as of July 26, 2000 (the "Make Whole Shares"); and (v) 2,239,487 shares of Common Stock issuable upon the exercise of warrants that RGC became entitled to receive as of October 19, 2000 pursuant to the same make whole provisions (the "Make Whole Warrants" and, together with the January Warrants and the August Warrants, the "Warrants"), for a total of 6,654,209 shares of Common Stock or approximately 20.6% of the total

                                      13G
CUSIP NO. 232462 10 1                                         PAGE 7 OF 8 PAGES

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A


-------------
(1) Cont'd.
number of shares of Common Stock issued and outstanding disclosed by CyberCash as of December 13, 2000. The terms of the Warrants provide that the Warrants are exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon exercise of the Warrants, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the beneficial ownership of the unexercised Warrants or of any other convertible securities of CyberCash), would not exceed 9.9% of the Common Stock then issued and outstanding. Therefore, the Reporting Persons are reporting beneficial ownership of only 2,820,057 shares of Common Stock as of December 31, 2000.

Pursuant to a reset provision in the January Warrants, as of January 6, 2001, the January Warrants represented a right to acquire a total of 10,840,111 shares of Common Stock, subject to the existing 9.9% beneficial ownership limitation.

On November 1, 2000, RGC agreed in principle, subject to negotiation of definitive documentation and the satisfaction of certain conditions by CyberCash, to exchange its right to receive the Make Whole Shares for a $5,546,050 aggregate principal amount 6% Subordinated Convertible Note and to exchange its right to receive the Make Whole Warrants for a $5,452,032 aggregate principal amount 6% Subordinated Convertible Note (together, the "Notes"). The Notes will be convertible immediately at a rate of $2.43 per share of Common Stock at RGC's option, subject to a 9.9% maximum beneficial ownership limitation as described with respect to the Warrants.

Pursuant to a letter agreement dated January 11, 2001, RGC and CyberCash have further agreed that, subject to negotiation of definitive documentation, the receipt by CyberCash of shareholder approval and the satisfaction by CyberCash of other conditions (including consummation of CyberCash's issuance of shares in the proposed merger with Network 1 Financial Corporation), (i) the Notes would be automatically converted at a rate of $2.08 per share (notwithstanding the 9.9% beneficial ownership limitation in the Notes) and
(ii) the January Warrants would be exchanged for 5,141,204 shares of Common Stock and the August Warrants would be cancelled.

                                      13G
CUSIP NO. 232462 10 1                                         PAGE 8 OF 8 PAGES


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10. CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 RGC International Investors, LDC
                                 By:    Rose Glen Capital Management, L.P.
                                        By:  RGC General Partner Corp.

Dated: February 13, 2001                     By:  /s/ Gary S. Kaminsky
                                                 -----------------------------
                                                      Gary S. Kaminsky
                                                      Managing Director

                                 Rose Glen Capital Management, L.P.
                                 By:     RGC General Partner Corp.


Dated: February 13, 2001                 By:    /s/ Gary S. Kaminsky
                                               -----------------------------
                                                    Gary S. Kaminsky
                                                    Managing Director


                                 RGC General Partner Corp.

Dated: February 13, 2001         By:   /s/ Gary S. Kaminsky
                                    ----------------------------------------
                                           Gary S. Kaminsky
                                           Managing Director

                                                                      EXHIBIT A

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of CyberCash, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February, 2001.

                                      RGC International Investors, LDC

                                      By:  Rose Glen Capital Management, L.P.
                                           By:  RGC General Partner Corp.

Dated: February 13, 2001                        By:  /s/ Gary S.Kaminsky
                                                    ----------------------------
                                                         Gary S. Kaminsky
                                                         Managing Director

                                      Rose Glen Capital Management, L.P.
                                      By:  RGC General Partner Corp.

Dated: February 13, 2001                   By:   /s/ Gary S. Kaminsky
                                                ----------------------------
                                                     Gary S. Kaminsky
                                                     Managing Director


                                      RGC General Partner Corp.

Dated: February 13, 2001              By:   /s/ Gary S. Kaminsky
                                           ----------------------------
                                                Gary S. Kaminsky
                                                Managing Director